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13011938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lloyds Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Glynn 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10016 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Masi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lloyds Securities Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Thomas Ascolesi
THOMAS ASCOLESI
Notary Public, State of New York
No. 01AS5069298
Qualified in New York County
Commission Expires May 17, 20 14

Notary Public

Anthony Masi
Signature

CFO & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lloyds Securities Inc.

Statement of Financial Condition
December 31, 2012

pwc

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2012

Lloyds Securities Inc.
Index
December 31, 2012

pwc

Report of Independent Auditors

To Board of Directors and Stockholder of Lloyds Securities Inc.

We have audited the accompanying statement of financial condition of Lloyds Securities Inc. as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lloyds Securities Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 14, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 7,145,139
Securities owned, at fair market value	159,901,900
Fees receivable	6,180,780
Deferred tax asset	1,978,167
Receivable from affiliates	1,254,161
Other assets	441,193
Total assets	176,901,340
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	3,065,663
Total liabilities	3,065,663
Stockholder's equity	
Common stock - $0.01 par value, 1,000 shares authorized, 10 shares issued and outstanding	-
Additional paid-in-capital	160,600,000
Retained earnings	13,235,677
Total stockholder's equity	173,835,677
Total liabilities and stockholder's equity	$ 176,901,340

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Description of the Business

Lloyds Securities Inc. (the "Company"), a Delaware corporation incorporated on March 11, 2010, is wholly owned by Lloyds America Securities Corporation, (the "Parent"). The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's business activities include investment banking and institutional sales with respect to U.S. and foreign debt securities and loans. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through its affiliate and other third parties.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2012 have been made.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

The Company values its financial instruments using the fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Refer to Note 9 for details of valuation techniques and significant inputs to valuation models.

Securities Transactions

All securities transactions are recorded on a trade date basis.

Income Taxes

A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Uncertain tax positions, if any, are evaluated in accordance with ASC 740-10-25 "Accounting for Uncertainty in Income Taxes" which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company would include interest and penalties related to unrecognized tax benefits in accrued expenses, and other liabilities in the Statement of Financial Condition.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default is affected by the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2012, four financial institutions represented 82% of the Company's fees receivable balance. As of December 31, 2012, the Company has securities owned, at fair market value and receivables from its affiliates in the amount of $69,997,300 and $1,254,161, respectively. Management does not believe there is a significant risk with respect to such securities and receivables balances.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2012, the Company had net capital of $91,452,516 which was $91,202,516 in excess of the required net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii).

4. Other Assets and Accrued Expenses and Other Liabilities

The Company's other assets are comprised of the following:

Deposit with clearing organization	$ 250,000
Receivable from clearing organization	113,897
Prepaid expenses	77,296
Total	$ 441,193

The Company's accrued expenses and other liabilities are comprised of the following:

Accrued compensation	$ 1,485,587
Federal, state and local taxes payable	964,640
Accrued professional fees	250,116
Payable to affiliates	146,947
Payable to clearing organization	134,390
Accrued other expenses	83,983
Total	$ 3,065,663

5. Income Taxes

The Company files a U.S. federal tax return on a consolidated basis with the Parent. Any federal tax receivable and payable, among the members in the federal consolidated group, are settled through a tax sharing agreement. The Company also files, on a separate return basis, New York State and New York City tax returns.

The components of the deferred tax assets and liabilities as of December 31, 2012, are as follows:

Deferred tax assets	
Start-up costs	$ 1,218,054
Deferred compensation	760,113
Total deferred tax asset	$ 1,978,167
Deferred tax liabilities	-
Net deferred tax asset	$ 1,978,167

Management has evaluated the realizability of the deferred tax asset and has concluded that it is more likely than not that the deferred tax asset will be realized. No valuation allowance has been recorded at December 31, 2012.

The 2010 and 2011 Federal, New York State and New York City income tax returns are open for examination by the tax authorities. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

6. Employee Benefit Plans

401(K) Plan

The Company participates in a defined contribution 401(k) plan ("the Plan") sponsored by an affiliate in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Compensation Deferral Program

The Company's ultimate parent, Lloyds Banking Group plc, implemented a cash bonus deferral program in March 2010. Under the Company's compensation deferral program a portion of the employees' estimated compensation over a certain threshold amount was deferred and is expected to vest over a 3 year period. An individual with a deferral must be an employee of the Company on

vesting date to receive payment. Total deferred bonus under this program as of December 31, 2012 was $651,045.

7. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

8. Related Party Transactions

The Company is wholly owned by the Parent. The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom.

The Company enters into certain transactions and service arrangements with its affiliates, some of which are subject to service level agreements. All of these affiliates are beneficially owned by the ultimate parent Lloyds Banking Group plc.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2012:

Assets	
Securities owned, at fair market value	$ 69,997,300
Receivable from affiliates	1,254,161
Total assets	$ 71,251,461
Liabilities	
Federal income tax payable to the Parent	$ 101,947
Payable to affiliate	45,000
Total liabilities	$ 146,947

9. Fair Value of Financial Instruments

The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted

prices that are readily and regularly available in active markets, valuation of these products does not entail a significant degree of judgment. Securities classified as Level 1 securities of the fair value hierarchy consist of $89,904,600 of U.S. Treasury Bills, with a maturity date of October 17, 2013, whose value is based on quoted market prices.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable either directly or indirectly. Securities classified as Level 2 securities of the fair value hierarchy consist of $69,997,300 of Certificates of Deposit with maturity dates of March 6, 2013 and December 12, 2013, issued by an affiliate whose value is based on quoted prices in markets that are not active.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement. During 2012 and as of December 31, 2012, the Company did not hold any financial instruments that met the definition of Level 3.

The following table summarizes by level the fair value hierarchy assets for securities owned, at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
U.S. Government Treasury Bills	$ 89,904,600	$ -	$ -	$ 89,904,600
CDs issued by an affiliate	-	69,997,300	-	69,997,300
Total	$ 89,904,600	$ 69,997,300	$ -	$ 159,901,900

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates the carrying value because of the short maturity of the instruments.

10. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2012, through March 14, 2013. Based on this evaluation, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.